NSAR ITEM 77C

Van Kampen American Capital Growth and Income Fund

(a)     A Special Meeting of Shareholders was held on May 28, 1997.

(b)     The election of Trustees of Van Kampen American Capital
        Growth and Income Fund (the "Fund") included:

        J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
        R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip
        B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.


                     For  32,050,752    Against  640,004

        4)     For each AC Fund, to Ratify the Selection of Price
               Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                     For  32,511,517    Against  291,591